Via Facsimile and U.S. Mail
Mail Stop 6010

March 5, 2009

Mr. Joel Bellenson
Chief Executive Officer and Director
Upstream Biosciences, Inc.
Suite 200
1892 West Broadway
Vancouver, British Columbia, Canada

Re: Upstream Biosciences, Inc.
Form 10-K for the Period Ended September 30, 2008
Filed December 28, 2008
File No. 000-31014

Dear Mr. Bellenson:

    We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief